UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SINOVAC BIOTECH LTD.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
P8696W104
(CUSIP Number)
February 25, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P8696W104	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS SAIF Partners IV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		5,511,177 common shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,511,177 common shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,511,177 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.19%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Based upon 54,097,261 common shares outstanding as of April 9, 2010, as reported by the Issuer in a Form 20-F filed on April 16, 2010.

Page 2 of 6 Pages

CUSIP No.	P8696W104	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS SAIF IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		5,511,177 common shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,511,177 common shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,511,177 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.19%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 Based upon 54,097,261 common shares outstanding as of April 9, 2010, as reported by the Issuer in a Form 20-F filed on April 16, 2010.

Page 3 of 6 Pages

CUSIP No.	P8696W104	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS SAIF IV GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		5,511,177 common shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,511,177 common shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,511,177 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.19%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Based upon 54,097,261 common shares outstanding as of April 9, 2010, as reported by the Issuer in a Form 20-F filed on April 16, 2010.

Page 4 of 6 Pages

CUSIP No.	P8696W104	SCHEDULE 13G

Item 1(a)	Name of Issuer:
Sinovac Biotech Ltd. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, China

Item 2(a)	Name of Person Filing:
SAIF Partners IV L.P.
SAIF IV GP, L.P.
SAIF IV GP Capital Ltd.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship
SAIF Partners IV L.P.
c/o Maples Corporate Services Limited
P.O. Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands
c/o SAIF Advisors Limited
Suite 2516 — 2520, Two Pacific Place,
88 Queensway, Hong Kong
SAIF IV GP, L.P.
c/o Maples Corporate Services Limited
P.O. Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands
c/o SAIF Advisors Limited
Suite 2516 — 2520, Two Pacific Place,
88 Queensway, Hong Kong
SAIF IV GP Capital Ltd.
c/o Maples Corporate Services Limited
P.O. Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands
c/o SAIF Advisors Limited
Suite 2516 — 2520, Two Pacific Place,
88 Queensway, Hong Kong

Item 2(c)	Citizenship
SAIF Partners IV L.P. — Cayman Islands
SAIF IV GP, L.P. — Cayman Islands
SAIF IV GP Capital Ltd. — Cayman Islands

Page 5 of 6 Pages

CUSIP No.	P8696W104	SCHEDULE 13G

Item 2(d)	Title of Class of Securities:
Common shares, par value US$0.001 per share

Item 2(e)	CUSIP Number:
P8696W104

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership
The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference
SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Andrew Y. Yan is the sole director and shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer. Mr. Yan disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.
Dated: March 2, 2011

SAIF Partners IV L.P.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF IV GP Capital Ltd.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A of the initial Schedule 13G filed with the Securities and Exchange Commission on November 15, 2010)